AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST___, 2001
                           REGISTRATION NO. __________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                    New World Coffee - Manhattan Bagel, Inc.
             (Exact name of registrant as specified in its charter)

                    Delaware                    13-3690261
         (State or other jurisdiction of     (I.R.S. Employer
         incorporation or organization)      Identification No.)

                             246 Industrial Way West
                           Eatontown, New Jersey 07724
                                 (732) 544-0155
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                                 R. Ramin Kamfar
                              Chairman of the Board
                             246 Industrial Way West
                           Eatontown, New Jersey 07724
                                 (732) 544-0155
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             Stuart M. Sieger, Esq.
                               Seth I. Rubin, Esq.
                    Ruskin, Moscou, Evans & Faltischek, P.C.
                              170 Old Country Road
                                Mineola, NY 11501
                                 (516) 663-6600



APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX.[ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [ ]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING.[]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434 UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX. [ ]

                        CALCULATION OF REGISTRATION FEES

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Title of each class of                            Proposed maximum
securities to be          Amount to be            offering price per      Proposed maximum
registered                Registered(1)           share (1)               offering price(1)     Registration Fee
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock, $0.001      766,588 shares          $0.96                   $735,925               $184.00
par value
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the closing price per share of the Common Stock reported on the NASDAQ-NMS on August 21, 2001, which was $0.96.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.


                    NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
                     Cross Reference Sheet Showing Location
                          in Prospectus of Information
                          Required by Items of Form S-3

          Item and Heading                                        Location in Prospectus
          ----------------                                        ----------------------
1.        Forepart of the Registration Statement and Outside      Outside Front Cover Page
          Cover Page of Prospectus
2.        Inside Front and Outside Back Cover Pages of            Inside Front and Outside Back Cover Pages of Prospectus
          Prospectus
3.        Summary Information, Risk Factors and Ratio of          Summary of Prospectus; Risk Factors
          Earnings to Fixed Charges
4.        Use of Proceeds                                         Not Applicable
5.        Determination of Offering Price                         Outside Front Cover Page
6.        Dilution                                                Not Applicable
7.        Registering Stockholders                                Registering Stockholders
8.        Plan of Distribution                                    Plan of Distribution
9.        Description of Securities to be Registered              Description of Capital Stock
10.       Interest of Names Experts and Counsel                   Legal Matters; Experts
11.       Material Changes
12.       Incorporation of Certain Information                    Incorporation of Certain Information by Reference
13.       Disclosure of Commission Position on
          Indemnification for Securities Act Securities Act
          Liabilities
14.       Other Expenses of Issuance and Distribution             Other Expenses of Issuance and Distribution
15.       Indemnification of Officers and Directors               Indemnification of Directors and Officers
16.       Exhibits                                                Exhibits
17.       Undertakings                                            Undertakings

                            [SUBJECT TO COMPLETION]



                                   PROSPECTUS

                    NEW WORLD COFFEE - MANHATTAN BAGEL, INC.

       766,588 SHARES OF COMMON STOCK OFFERED BY REGISTERING STOCKHOLDERS

     This is an offering of up to 766,588 shares of Common Stock of New World Coffee - Manhattan Bagel, Inc. (the "Shares") solely by the Registering Stockholders named in this Prospectus. The Registering Stockholders may be deemed to be underwriters in connection with the sale of their Shares. See "Plan of Distribution."

     We will pay certain costs and expenses incurred in connection with the registration of the Shares, but the Registering Stockholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares. See "Plan of Distribution." We anticipate incurring expenses totaling approximately $18,000 payable in connection with the registration of the Shares.

     Our Common Stock, par value $.001 per share, is traded on the NASDAQ National Market System ("NASDAQ-NMS") under the symbol NWCI. On August 21, 2001 the closing sale price of our Common Stock on the NASDAQ-NMS was $0.96 per share. The Registering Stockholders may sell all or a portion of their Shares offered hereby in the over-the-counter market at prices related to the prevailing prices of the Shares on the NASDAQ-NMS at the time of sale. Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 of the General Rules and Regulations under the Securities Act may be sold by a Registering Stockholders under Rule 144 rather than pursuant to this Prospectus. See "Plan of Distribution."

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               THE DATE OF THIS PROSPECTUS IS ____________, 2001.


                              AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Our reports, proxy statements, and other information filed by us can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Northeast Regional Office of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at the Midwest Regional Office of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains our reports, proxy and information statements and other information that is filed electronically with the Commission and the address of such Web site is www.sec.gov. This Website can be accessed without charge.

     We have filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement"), under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information about us and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by us with the Commission are hereby incorporated by reference in this Prospectus: (a) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000; (b) reports on Form 10-Q for the quarters ending April 1, 2001 and July 3, 2001, (c) reports on form 8-K filed on February 1, 2001, April 12, 2001, June 5, 2001, June 21, 2001, July 3, 2001 and
July 18, 2001: and (d) all documents subsequently filed by the Registrant (see below).

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof from the respective dates of filing such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     We will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be made in writing to Mr. Jerold Novack, Chief Financial Officer, at New World Coffee - Manhattan Bagel, Inc., 246 Industrial Way West, Eatontown, New Jersey 07724.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "forecast", "estimate", "project", "intent", "expect", "should", and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements.

     We are dependent upon the success of existing and new franchised and Company-operated stores and alternative distribution outlets; our success and that of our franchisees in getting new stores or other retail locations opened; our ability to attract new qualified franchisees; of which there can be no assurance, and such other factors as competition, commodity pricing and economic conditions.

     The opening and success of stores will depend on various factors, including the availability of suitable store sites and the negotiation of acceptable lease terms for new locations, the ability to obtain construction and other necessary permits in a timely manner, the ability to meet construction schedules, the financial and other capabilities of our franchisees, competition and general economic and business conditions. Our business is subject to changes in consumer taste, national, regional and local economic conditions, demographic trends and the type, number and location of competing businesses. Competition is increasing significantly with an increasing number of national, regional and local stores competing for franchisees and store locations as well as customers.

     Our future results may also be negatively impacted by future pricing of the key ingredients for our frozen bagel dough, cream cheeses and coffee beverages. The success of sales units in alternative distribution locations, including convenience stores, supermarkets, military bases and other non-traditional locations, will depend, in addition to the factors affecting traditional franchisee and Company-owned stores, on the consumer traffic at the locations in which they are located.

     Our future results will depend on our ability to integrate and operate the business of Einstein/Noah Bagel Corp. that we purchased in June 2001, which resulted in an exponential growth in our operations.

     The opening and remodeling of stores, as well as opening of sales units within alternative locations, may be subject to potential delays caused by, among other things, permits, weather, the delivery of equipment and materials, and the availability of labor.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

The Company

     On June 19, 2001, our wholly-owned subsidiary, Einstein Acquisition Corp. ("EAC") purchased (the "Einstein Acquisition") substantially all of the assets of Einstein/Noah Bagel Corp. and its majority owned subsidiary, Einstein/Noah
Bagel Partners, L.P. ("Einstein"). At that time, Einstein owned the largest bagel bakery chain in the United States with 463 stores, substantially all of which are company-owned.

     As a result of the Einstein Acquisition, we are the largest franchisor/operator of bagel bakeries in the United States with approximately 800 stores in 35 states. We operate and franchise bagel bakeries under the Einstein Bros., Manhattan Bagel, Chesapeake Bagel Bakery, and Noah's New York Bagels brand names. Our retail system consists of approximately 500 company-owned stores and approximately 300 franchised and licensed stores. Our stores offer a wide variety of fresh baked bagels, bagel sticks and bialys, a large selection of cream cheese flavors, an extensive variety of gourmet breakfast and lunch sandwiches, gourmet salads, hearty soups, and premium coffee, specialty and soft drinks.

     We also have four bagel dough production facilities, two cream cheese production facilities and one coffee roasting plant. These products are currently distributed to some of our Company-operated stores, and sold to our franchised, and licensed stores as well as to supermarket and non-traditional outlets.

The Offering
------------

Securities Offered                                           766,588 shares of Common Stock being made solely by the
                                                             Registering Stockholders

Shares to be outstanding after the offering                  17,457,970 shares (not including shares issuable under
                                                             options and warrants totaling approximately 60,884,182 shares of Common Stock).

NASDAQ/NMS Symbol                                            NWCI

Risk Factors                                                 See "Risk Factors" below



                                  RISK FACTORS

     Each prospective investor should carefully consider, in addition to the other information contained in this Prospectus, the following information in evaluating our business before making an investment decision.

We have a substantial amount of debt and redeemable preferred stock.

     We currently have outstanding $140 million of Senior Secured Increasing Rate Notes due June 2003, secured by substantially all of our assets. In addition, we have outstanding $35 million of Subordinated Senior Notes secured by our Einstein/Noah Bagel Corp. debentures, which are payable at the earlier of June 2002 or the date on which we receive a payment on the debenture from the Einstein bankruptcy. In addition, we have outstanding $70 million of Series F Preferred Stock which is redeemable on January 2004, subject to deferral upon a refinancing of the $140 million of Senior Secured Increasing Rate Notes with certain terms required by the holders of the Series F Preferred Stock, for the duration of the refinancing. The cost of this financing is substantial and adversely affects our earnings and cash flow. In addition, we are required to repay or refinance portions of these obligations within one to two years and there can be no assurance as to whether refinancing will be available or as to the terms of the same.

We may need additional financing in the future.

     In order to achieve and maintain our anticipated growth rate, including geographic expansion, and to satisfy our capital requirements, we believe that we may have to take certain actions, including obtaining additional bank financing, selling additional debt and/or equity securities in future public and private financings and/or selling Company-operated stores to franchisees. In addition, we may incur debt or issue equity securities in order to finance acquisitions. Any such financings could dilute the interests of our stockholders. There can be no assurance that any such additional financing will be available or, if it is available, that its terms will be satisfactory to us.

We may not be able to successfully integrate Einstein.

     The acquisition of the business of Einstein/Noah Bagel Corp. has placed a significant demand on our management team and on our operating systems and resources. In order to manage the integration of the Einstein business, we must develop, implement and improve our operational systems, procedures and controls on a timely basis. There is no guaranty we will be successful in such efforts. In addition, there can be no guarantee that the acquisition and integration of Einstein will result in the anticipated cost savings. There may be significant costs associated with our integration efforts, including payments of up to $2 million per year under an existing supply contract with a supplier of Einstein's bagels. Furthermore, there can be no guaranty that we will successfully integrate and retain Einstein's employees into our Company, including certain members of Einstein's senior management, the failure of which could have a material adverse effect on our business and operations.

Our listing on NASDAQ-National Market is being reviewed.

     Our Common Stock is currently traded on the NASDAQ National Market and is quoted on the NASDAQ-National Market under symbol "NWCI." Continuation of quotations on NASDAQ-National Market is subject to continued compliance with requirements imposed by NASDAQ. If our Common Stock is no longer quoted on NASDAQ-National Market, the liquidity of the Common Stock offered hereby would be adversely affected. The staff of NASDAQ has advised us that the issuance of the warrants and the potential issuance of the underlying Common Stock in connection with the Einstein Acquisition are, in the view of the staff, in violation of rules requiring prior stockholder approval for transactions or issuances that may result in a change in control of an issuer, where more than twenty percent (20%) of an issuer's common stock is issued or issuable in connection with the acquisition of the stock or assets of another company and where twenty percent (20%) or more of the common stock of an issuer is issuable at a price below the then market price. The staff of NASDAQ has advised us that its position is that the approval now being sought by us in a proxy statement related to the issuance of such warrants and common stock will not be sufficient to remedy the failure to obtain prior approval and that the staff will recommend that our common stock be delisted from NASDAQ-National Market. We will seek an administrative review of this determination before an appeal panel of NASDAQ. We do not know what the outcome of such an appeal will be, and there may be a determination that the stockholder approval being sought is not sufficient to remedy the rule violations indicated by the staff of NASDAQ, in which event a delisting of common stock would result. In the event a delisting appears to be likely, we will apply for listing of our Common Stock on NASDAQ-National Market and/or another nationally recognized stock market. A delisting of our common stock from NASDAQ-National Market would, in the absence of another listing, adversely affect the liquidity of the trading market for our common stock which, in turn, may have an adverse effect on the price of our common stock.

We face the risk of increasing labor costs that could adversely affect our continued profitability.

     We are dependent upon an available labor pool of unskilled and semi-skilled employees, many of whom are hourly employees whose wages are based on the federal or state minimum wage. Numerous proposals have been made on state and federal levels to increase minimum wage levels. Because a significant number of our employees are paid at rates tied to the federal minimum wage, an increase in the minimum wage would increase our labor costs and those of our franchisees. A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. An increase in labor costs could have a material adverse effect on our income from operations, and decrease our profitability and cash available to service our debt obligations if we are unable to recover these increases by raising the prices we charge our customers.

We are vulnerable to fluctuations in the cost, availability, and quality of our ingredients.

     The cost, availability, and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We are dependent on frequent deliveries of fresh ingredients thereby subjecting us to the risk that shortages or interruptions in supply could develop. All of these factors could adversely affect our financial results. Although we believe that we could find alternative suppliers for these ingredients, we have no control over fluctuations in the price of commodities and no assurance can be given that we will be able to pass through any cost increases to our customers.

We are vulnerable to changes in consumer preferences and economic conditions which could harm our financial results.

     Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, demographics, and the type, number and location of competing restaurants may adversely affect the performance of individual stores. In addition, inflation, increased food, labor, energy and employee benefit costs, fluctuating insurance rates, national, regional and local regulations, regional weather conditions, and the availability of experienced management and hourly employees may harm the restaurant industry in general and our stores in particular. Adverse changes in any of these factors could reduce guest traffic or impose practical limits on pricing, which could harm our business prospects, financial condition, operating results and/or cash flow. Our success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

We face the risk of adverse publicity and litigation.

     We may from time to time be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to employee claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, prospects, financial condition, operating results and/or cash flows.

There is intense competition in the quick service restaurant industry.

     Our industry is intensely competitive and there are many well-established competitors with substantially greater financial and other resources than us. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing, and operating resources than we have available could enter the market at any time and compete directly against us. In addition, in virtually every major metropolitan area in which we operate or expect to enter, local or regional competitors already exist.

     Our bagel products compete directly against all bakery and restaurant outlets that serve bagels, including the bakery section of supermarkets, and a growing number of bagel bakeries. Although competition in the bagel market is fragmented, we compete and, in the future, will increasingly compete with other chains including Bruegger's Bagels, a Vermont based retailer with over 300 stores. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing, and operating resources than we have could enter the market at any time and compete directly against us.

     We compete against other specialty retailers and restaurants for store sites, and there can be no assurance that we will be able to continue to secure adequate sites at acceptable rent levels. We also face competition from franchisors in our industry and other industries for the sale of franchises, many of which have substantially greater financial and technical resources, marketing capabilities and experience than we have. There can be no assurance that we will be able to compete successfully against these competitors in securing desirable franchisees.

We face risks associated with government regulation.

     Each of our Company-owned and franchised stores is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which the store is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on us and the results of our operations.

     In addition, our franchise operations are subject to regulation by the Federal Trade Commission. We and our franchisees must also comply with state franchising laws and a wide range of other state and local rules and regulations applicable to our business. Continued compliance with this broad federal, state and local regulatory network is essential and costly and the failure to do so can have an adverse effect on us and our franchisees.

     Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations, particularly with respect to the Einstein Bros. and Noah's New York Bagels stores we purchased in June 2001, and no assurance can be given that we have identified potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

We rely, in part, on our franchisees to develop and promote our business.

     We will rely in part upon our franchisees, and the manner in which they operate their stores, to develop and promote our business. Although we have developed criteria to evaluate and screen prospective franchisees, there can be no assurance that franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas. The failure of franchisees to operate franchises successfully could have a material adverse effect on us, our reputation and prospective franchisees.

We depend on certain suppliers.

     We currently purchase our raw materials from certain suppliers. Though to date we have not experienced difficulties with our suppliers, our reliance on our suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply of or degradation in the quality of the raw materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, such disruptions in supply or degradations in quality could have a long term detrimental impact on our efforts to develop a strong brand identity and a loyal customer base.

Our trademarks and other proprietary rights may not be protected.

     We believe that our trademarks and other proprietary rights are important to our success and our competitive position and are among our most significant assets. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. However, the actions taken by us may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks and other proprietary rights.

Control may be exercised by the holders of our Series F Preferred Stock.

     The holders of Series F Preferred Stock currently own warrants to purchase common stock equal to 56.2% of the voting stock of the Company. In addition, in the event that the Series F Preferred Stock remains outstanding after January 2002, the holders of Series F Preferred Stock are entitled to receive, every six months, additional warrants equal to 0.375% of the fully diluted common stock for every 5,000 shares of Series F Preferred Stock owned by such holders. Therefore, in the near future the warrants held by the holders of the Series F Preferred Stock could become exercisable for a majority of the Company's common stock thereby permitting such holders to acquire control of the Company. In addition, the holders of Series F Preferred Stock currently have the right to designate up to four members of the Board of Directors and, in the event that any dividends on the Series F Preferred Stock are in arrears, or that the Series F Preferred Stock is not redeemed on January 18, 2004 or as otherwise required in accordance with its terms, the holders of the Series F Preferred Stock will be entitled to designate a majority of the members of the Board of Directors. This concentration of voting power would allow the holders of the Series F Preferred Stock to direct the Company's affairs, and may also have the effect of delaying or preventing a change of control of the Company.

We rely on our key personnel.

     Our success depends to a large degree upon the efforts and abilities of our officers and key management employees, particularly R. Ramin Kamfar, the Company's Chairman, Anthony Wedo, the Company's Chief Executive Officer and Jerold E. Novack, the Company's Executive Vice President and Chief Financial Officer. The loss of the services of one or more of our key employees could have a material adverse effect on our business prospects and/or potential earning capacity. We have entered into employment and non-competition agreements with each of our executive officers.

We are subject to seasonal fluctuations in demand.

     Historically, our operations have been seasonal, with the lowest sales and profitability occurring in the first quarter, reflecting decreased traffic as a result of inhospitable winter weather and fewer daylight hours. Our results of operations may also fluctuate from quarter to quarter in the future as a result of the amount and timing of sales contributed by new and acquired stores and the integration of new stores into our operations, as well as other factors including marketing programs.

We are authorized to issue blank check preferred stock.

     Our certificate of incorporation authorizes the issuance of preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. Issuance of the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

We have a stockholders' rights plan.

     We have in effect a Stockholder Rights Plan. In the event that a person or persons not authorized by the Board of Directors acquires or tenders for 15% or more to the outstanding common stock, certain mechanisms are activated which will make larger amounts of common stock available to all of the stockholders (other than the acquirors) at reduced prices. One effect of the rights plan is to discourage unsolicited tender offers or other strategies to acquire the Company.

We have a classified board of directors.

     Our certificate of incorporation provides for a classified board of directors. This means that no more than approximately one-third of the board of directors is elected each year. Accordingly, a person desiring to replace a majority of the board of directors would have to obtain successful votes for its nominees in two successive years. One effect of the classified board of directors may be to discourage unsolicited tender offers.

We pay no cash dividends.

     We have paid no cash dividends on any of our shares of capital stock since our inception and at the present time we do not anticipate paying dividends on the Common Stock in the foreseeable future. Any future dividends will depend on our earnings, if any, our financial requirements, contractual commitments and other factors. Our present finance agreements do not allow the payment of cash dividends.

We have a substantial number of warrants outstanding.

     As a result of recent financings related to the acquisition of the Einstein business, we currently have 17,457,970 shares of Common Stock issued and outstanding and 56,670,564 shares of Common Stock which may be issued on the exercise of warrants, substantially all of which are exercisable at $.01 per share of Common Stock. The exercise of the warrants and the sale of the Common Stock in the public markets will result in the infusion of a substantial additional number of shares of Common Stock.


                                   THE COMPANY

     On June 19, 2001, our wholly-owned subsidiary, Einstein Acquisition Corp. ("EAC"), purchased substantially all of the assets (the "Einstein Acquisition") of Einstein/Noah Bagel Corp. and its majority-owned subsidiary, Einstein/Noah
Bagel Partners, L.P. (collectively, "Einstein"). Einstein owned the largest bagel bakery chain in the United States, with 463 stores, substantially all of which are company-owned. The Einstein Acquisition was made pursuant to an Asset Purchase Agreement which was entered into by EAC and its affiliate as the successful bidders at an auction conducted by the United States Bankruptcy Court, District of Arizona, on June 1, 2001 in the Einstein bankruptcy case. The purchase price was $160,000,000 in cash and the assumption of $30,000,000 in current liabilities, for a total of $190,000,000.

     As a result of the Einstein Acquisition, we are now the largest franchisor/operator of bagel bakeries in the United States with approximately 800 stores in 35 states. We operate and franchise bagel bakeries under the Einstein Bros., Manhattan Bagel, Chesapeake Bagel Bakery, and Noah's New York Bagels brand names. The Company's retail system consists of approximately 500 company-operated stores and approximately 300 franchised and licensed stores. Our stores offer a wide variety of fresh baked bagels, bagel sticks and bialys, a large selection of cream cheese flavors, an extensive variety of gourmet breakfast and lunch sandwiches, gourmet salads, hearty soups, and premium coffee, specialty and soft drinks.

     We have four bagel dough production facilities, two cream cheese production facilities and one coffee roasting plant. These products are currently distributed to some of our company-operated stores, and sold to our franchised and licensed stores, as well as to supermarket and non-traditional outlets.

     We are focused on efforts to realize cost savings through integrating the Einstein Acquisition with our existing operations. The integration will involve consolidating distribution, purchasing and production, and eliminating redundant overhead and administrative costs.

     We plan to leverage our brand names, and production facilities through Company store growth and through franchising and licensing. Franchising will allow us to continue penetration of existing and new markets with lower financial and human capital investments required for growth through Company-operated stores. We also intend to expand through licensing our brands for non-traditional locations such as universities, airports, hotels and airlines.

     Our principal offices are now located at 246 Industrial Way West, Eatontown, New Jersey 07724, (732) 544-0155 and 1687 Cole Boulevard, Golden, Colorado 80401, (303) 568-8000. We are a Delaware corporation formed in 1992.

Retail Stores

     Manhattan Bagel and Chesapeake Bagel Bakeries. As of July 1, 2001, there were 251 Manhattan Bagel and 59 Chesapeake Bagel Bakery stores. Manhattan Bagel stores are designed to combine the authentic tastes of a bagel bakery with the comfortable setting of a neighborhood meeting place. Manhattan Bagel's prototypical store blends functionality, style and customer comfort in a relaxed social atmosphere. Walls are covered with murals designed to portray the Manhattan Bagel brand. Manhattan Bagel stores are typically in leased locations of approximately 1,500 square feet with parking and indoor seating for 20-40 customers. We redesigned our prototype store to emphasize our lunch offerings, specialty coffee drinks and cool blended drinks menu. Manhattan Bagel stores offer, over the course of any given year, more than 23 varieties of fresh baked bagels, as well as bagel sticks and bialys. Manhattan's bagels are baked fresh throughout the day using a traditional boil and bake process to create a light, "crunchy on the outside, chewy on the inside" bagel. Manhattan Bagel stores also offer 15 flavors of cream cheese, and an extensive variety of breakfast and lunch sandwiches, coffee, soft drinks, salads, muffins and soups. The Chesapeake Bagel Bakery stores also offer an extensive variety of breakfast and lunch sandwiches, coffee, salads and soups.

     Einstein Bros. Bagels and Noah's New York Bagels. As of July 1, 2001, there were 380 Einstein Bros. Bagels stores and 83 Noah's New York Bagels stores. The Einstein Bros. Bagels and Noah's New York Bagels stores (collectively the "Einstein Stores") feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, and soups, salads and sandwiches under the Einstein Bros. Bagels and Noah's New York Bagels brand names. A key component of the Einstein Stores product strategy is their offering of bagels including whole blueberries, raisins and nuts. Bagels are offered in a wide variety of both traditional and creative flavors and are baked fresh throughout the day in each store. Einstein's Stores also offer a line of traditional and creative flavors of cream cheese and an extensive line of beverages featuring branded coffees and teas, fruit teas, bottled and fountain sodas, juices and waters. The menu also includes creative soups, salads and sandwiches offering customers a variety of lunch alternatives, as well as branded retail products that support the major menu categories, including ground and whole bean coffees, teas, bagel chips, coffee mugs and other items.

     New World Coffee. As of July 1, 2001, there were 27 New World Coffee stores. New World Coffee stores are designed to be conducive to capturing all day parts. In addition, the store atmosphere is designed to be a comfortable and inviting cafe setting through the use of natural materials, warm lighting, appropriate music and a comfortable seating area to promote the stores' use as neighborhood gathering places. The Company's prototype store averages 1,400 - 1,800 square feet. New World Coffee stores offer, over the course of any given year, up to 30 varieties and blends of fresh roasted coffee, in brewed and whole bean format, from coffee producing countries around the world. Regular decaffeinated  "Coffees of the Day" are fresh brewed  daily with strict  brewing and freshness standards and a broad range of Italian-style beverages such as espresso, cappuccino, caffee latte, caffee mocha and espresso machiato. Management is working with its suppliers to develop a selection of quality food items, which will complement beverage sales.

     Franchise Operations. We operate and support our franchise operations with the following basic activities: (a) identification and selection of potential franchisees based on operational abilities and financial stability; (b)
assistance in site location and store build out; (c) training at our headquarters training facility and on location; (d) monitoring of sales and assistance with sales promotion and product mix; (e) monitoring of operations to ensure compliance with operating procedures and quality standards; (f) local and regional advertising promotions; and (g) introduction of new food and beverage products and helping the franchisee's business to be active during multiple dayparts.

     Sourcing, Manufacturing & Distribution. We believe that controlling the manufacture and distribution of bagels, cream cheeses and coffee are important elements in ensuring both product quality and profitability. To support this strategy, we have made significant investments in processing technology, formulations and manufacturing capacity.

     Bagel Production. We have significant know-how and technical expertise for manufacturing and freezing mass quantities of raw bagels to produce a high-quality product more commonly associated with smaller bakeries. We believe this system enables stores to provide customers with consistent, superior products. We operate bagel manufacturing facilities in Eatontown, NJ, Whittier, CA and Los Angeles, CA.

     Cream Cheese Production. During 2000, we entered into a production supply agreement with BC-USA, Inc. a premier manufacturer of cream cheese and related products. Pursuant to the agreement, BC-USA, Inc. produces cream cheese for sale to our retail units utilizing proprietary formulas and specifications that we have developed. We retain quality control personnel to insure the product is manufactured according to specifications. Management believes that this allows us to provide a cheese product with longer shelf life at a lower price. We have cream cheese manufacturing facilities in Eatontown, NJ and Los Angeles, CA which we can utilize in the future based upon production requirements.

     Coffee Production. We purchase only the highest quality grades of Arabica coffee available from the best crops by evaluating crop samples on an ongoing basis and making purchase commitments on the basis of quality, taste and availability. We make forward commitments for the purchase of all of our coffee to help ensure adequate supply. We have long-standing relationships with coffee brokers, allowing us access to the world's best green coffees. Our roasting process varies based upon the variety, origin and physical characteristics of the coffee and is designed to develop the optimal flavor and aromatics of each coffee. We currently roast our coffee in our Branford, CT manufacturing facility. During 2000, we opened a state-of-the-art coffee packaging facility at our Eatontown, NJ plant. This was done in connection with the introduction of our premium private label coffee, Mountain Ridge Coffee, into Manhattan Bagel Stores. Packaging coffee at the Eatontown facility has allowed us to maximize utilization of our facility and reduce costs of distribution.

     Distribution.  Our products are typically  delivered to the stores by truck
either  directly  from  the  manufacturing   facility  or  through  third  party
distributors.

     Properties. As of July 1, 2001, we operated approximately 800 stores, consisting of(A) 27 New World Coffee stores, (B) 251 Manhattan Bagel stores, (C) 59 Chesapeake Bagel Bakery stores, (D) 380 Einstein Bros. Bagels stores and (E) 83 Noah's New York Bagel stores as follows:



                                                                  Manhattan      Chesapeake      Einstein        Noah's New
State                                              New World          Bagel           Bagel         Bros.       York Bagels    Total
-----                                              ---------          -----           -----         -----       -----------    -----

Alabama....................................               --              2              --            --                --        2
Arizona....................................               --             --              --            19                --       19
California.................................               --             23              --            19                72      114
Colorado...................................               --              6              --            26                --       32
Connecticut................................                4              5              --             1                --       10
Delaware...................................               --              5              --             2                --        7
District of Columbia.......................               --             --               3             1                --        4
Florida....................................               --             19               5            47                --       71
Georgia....................................               --              7               1            14                --       22
Illinois...................................               --             --               1            35                --       36
Indiana....................................               --             --              --            11                --       11
Kansas.....................................               --              2              --            12                --       14
Louisiana..................................               --             --               1            --                --        1
Maryland...................................               --              2              13            14                --       29
Massachusetts..............................               --              2              --             5                --        7
Michigan...................................               --              2              --            20                --       22
Minnesota..................................               --             --               1            11                --       12
Missouri...................................               --             --               1            17                --       18
Nevada.....................................               --              1              --             9                --       10
New Hampshire..............................               --             --              --             1                --        1
New Jersey.................................                4             50              --             5                --       59
New Mexico.................................               --             --              --             5                --        5
New York...................................               14             13               1             1                --       29
North Carolina.............................               --             12               2             2                --       16
Ohio.......................................               --              4              --            13                --       17
Oklahoma...................................               --             26              --            --                --       26
Oregon.....................................               --             --              --            --                 6        6
Pennsylvania...............................                5             52               5            17                --       79
South Carolina.............................               --              2               2            --                --        4
Texas......................................               --              4               1            24                --       29
Utah.......................................               --             --              --            21                --       21
Virginia...................................               --             12              21            15                --       48
Washington.................................               --             --              --            --                 5        5
West Virginia..............................               --             --               1            --                --        1
Wisconsin..................................               --             --              --            13                --       13

   Total...................................               27            251              59           380                83      800



Franchised.................................               18            218              59             3                 2      300
Company-Owned..............................                9             33              --           377                81      500

     Information with respect to our headquarters, training, manufacturing and distribution facilities is presented below:

                Location                        Facility                                                      Size
                --------                        --------                                                      ----
                Eatontown, NJ(1)                Corporate Headquarters, Bagel University/Coffee University,   101,000 sq. ft.
                                                Bagel Manufacturing, Coffee Packaging, Distribution
                Whittier, CA(2)                 Bagel Manufacturing, Distribution                              56,640 sq. ft
                Golden, CO(3)                   Corporate Headquarters, Support Center, Test Bakery            46,400 sq. ft.
                Los Angeles, CA(4)              Regional Offices, Bagel Manufacturing, Distribution            24,000 sq. ft.
                Greenville, SC(5)               Bagel Manufacturing                                            12,500 sq. ft.
                Branford, CT(6)                 Office/Training Facilities                                      3,800 sq. ft.
                                                Coffee Roasting Plant                                           1,600 sq. ft.

-----------

(1)      This facility is leased. Lease term ends January 31, 2005 and is subject to two 5 year extension options.

(2)      This facility is leased with an initial lease term through November 30, 2005 with two 5-year options.

(3)      This facility is leased through May 31, 2007.

(4)      This facility is leased, with an initial lease term through June 1, 2007 and two 5 year options.

(5)      This facility is located on a 1.45-acre parcel of land owned by the Company. This facility is not currently in operation.

(6)      This facility is leased through October 31, 2001.

     Employees. As of July 1, 2001, we had approximately 9,945 employees, of whom 9,547 were store personnel, 172 were plant and support services personnel and 226 were corporate personnel. Most store personnel work part time and are paid on an hourly basis. We have never experienced a work stoppage and our employees are not represented by a labor organization. We believe that our employee relations are good.

     Trademarks and Trade Names. Our rights in our trademarks and service marks ("Marks") are a significant part of our business. The Company and its subsidiaries are the owners of the federal registration of the Marks: "Einstein Bros(R).," "Manhattan Bagel(R)," "Noah's New York Bagels(R)," "Chesapeake Bagel Bakery(R)" and "New World Coffee(R)." Some of the Company's and its subsidiaries' Marks are also registered in several foreign countries. In addition, the Company has applied to register "Noah's New York Bagels" and "Einstein Bros." in approximately 30 and 70 foreign countries, respectively. We are aware of a number of companies which use various combinations of the words "Manhattan" and/or "Bagel", some of which may have rights senior to those of the Company for such use, but none of which, either individually or in the aggregate, are considered to materially impair the our use of our Marks. It is our policy to defend our Marks and the goodwill associated therewith from encroachment by others.

                            REGISTERING STOCKHOLDERS

     The following table sets forth the number of shares of Common Stock beneficially owned by each of the Registering Stockholders as of the date of this Prospectus, the number of Shares covered by this Prospectus and the amount and percentage ownership of the Registering Stockholders after the offering assuming all the Shares covered by this Prospectus are sold by the Registering Stockholders.

-------------------------------------- ------------------------------ ------------------ ---------------------------------
Name of Registering Stockholder           Shares Presently Owned                         Shares Not Being Registered
-------------------------------------- ------------------------------ ------------------ ---------------------------------
                                                                      Shares being
                                       Number         Percent         Registered         Number          Percent
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Lonestar Partners, LP                  74,232         *               74,232             0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
LC Capital Partners, LP                114,936        *               114,936            0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
King Street Capital, Ltd.              39,522         *               39,522             0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
King Street Capital, LP                39,522         *               39,522             0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Python Capital Management, LP          2,400          *               2,400              0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Brian Potiker                          6,000          *               6,000              0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Cypress Management                     83,832         *               83,832             0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Scott's Cove Special Credits Master    39,912         *               39,912             0               0%
Fund, Inc.
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Scott's Cove Special Credits Fund I,   3,372          *               3,372              0               0%
LP
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Bear Stearns F/A/O Jonathan Brooks     1,860          *               1,860              0               0%
IRA
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Jonathan Brooks                        12,000         *               12,000             0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Imperial Capital, LLC                  9,000          *               9,000              0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Wooster Family Trust 1/7/00            3,000          *               3,000              0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------
Robert E. Levy, as Agent of
MBSE, Inc. and Jack Mangan             337,000        1.2%            337,000            0               0%
-------------------------------------- -------------- --------------- ------------------ --------------- -----------------

* Indicates less than a one (1%) percent ownership interest in the Company.

                              PLAN OF DISTRIBUTION

     The sale of Shares by the Registering Stockholders may be effected from time to time in the over-the-counter market at prices related to the prevailing prices of the Shares on the NASDAQ-National Market at the time of the sale or at negotiated prices. The Registering Stockholders may effect such transactions by selling to or through one or more broker-dealers at their customary commission rates, and such broker-dealers may, in certain cases, receive compensation in the form of underwriting discounts, concessions or commissions from the Registering Stockholders. The Registering Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. We and the Registering Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, we may agree to indemnify certain of the Registering Stockholders with respect to the Shares of Common Stock offered hereby against certain liabilities, including certain liabilities under the Securities Act.

     To the extent required under the Securities Act, a supplemental Prospectus will be filed, disclosing (a) the name of any such broker-dealers, (b) the number of shares involved, (c) the price at which such shares are to be sold,
(d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     Each Registering Stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases of any of the securities by the Registering Stockholders.

     There is no assurance that any of the Registering Stockholders will sell any of his or its Shares.

     We have agreed to pay certain costs and expenses incurred in connection with the registration of the Shares, except that the Registering Stockholders shall be responsible for all of their selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares. The Registering Stockholders shall receive any proceeds due from sale of the Shares.

     We propose to keep the registration statement relating to the offering and sale by the Registering Stockholders of the Shares continuously effective until such date as such Shares may be resold without registration under the provisions of the Securities Act, under Rule 144 thereof or otherwise, but we may, at such time as it determines, file an amendment to remove any unsold Shares.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value, and 2,000,000 shares of Preferred Stock, $0.001 par value. As of August 14, 2001, 17,457,970 shares of Common Stock, and 69,393.254 shares of Series F Preferred Stock were outstanding. We have filed a proxy statement related to an increase in the authorized Common Stock to 150,000,000 shares.

Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time-to-time by the Board of Directors from funds legally available therefore, subject to the dividend preferences of the Preferred Stock, if any. We have a classified Board of Directors and approximately one-third of the members of the Company's Board of Directors stand for election at each annual meeting of the Company's stockholders, except for two directors elected as representatives of the holders of our Series F Preferred Stock. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the Preferred Stock, if any. Holders of Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities. Any action taken by holders of Common Stock must be taken at an annual or special meeting and may not be taken by written consent. The outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding upon the completion of the offering will be, fully paid and non-assessable.

Preferred Stock

     The Company's authorized capital stock includes 2,000,000 shares of Preferred Stock, $.001 par value per share. As of August 14, 2001, the Company had no shares of Preferred Stock outstanding except for 69,393.254 shares of Series F Preferred Stock described below. The Board of Directors of the Company has the authority, without stockholder approval, to issue the Preferred Stock, which could include the right to vote, separately or in combination with the Common Stock on any proposed corporate action, including business combinations and other transactions. Such rights could adversely affect the voting power of the holders of Common Stock. In addition, the ability of the Company to issue the authorized but unissued shares of Preferred Stock could be utilized to impede a change in control of the Company.

         Series F Preferred Stock

     Dividends. The Series F Preferred Stock accrues dividends payable in shares of Series F Preferred Stock at the rate of 16% per annum for the first year after issuance, which rate increases semi-annually thereafter at the rate of 2% per annum.

     Redemption. The Series F Preferred Stock, including accrued dividends, is redeemable three years from the date of issue, on January 18, 2004 or June 30, 2004, as the case may be, subject to extension for certain refinancing of our senior secured debt.

     Protective Provisions. The Company may not modify, change, affect or amend its Certificate of Incorporation or the Certificate of Designation to increase the authorized Series F Preferred Stock, without the affirmative vote or consent of holders of at least 70% of the shares of Series F Preferred Stock then outstanding, voting or consenting, as the case may be, as one class. The Certificate of Designation of the Series F Preferred Stock provides so long as any shares of Series F Preferred Stock remain outstanding, the Company may not, without the vote or written consent by the holders of at least 67% of the then outstanding shares of the Series F Preferred Stock, voting together as a single class:

          (i) amend or repeal any provision of the Company's Certificate of Incorporation or By-Laws in a manner which materially and adversely affects the rights and preferences of the holders of Series F Preferred Stock;

          (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series F Preferred Stock;

          (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in Common Stock or rights;

          (iv) repurchase or redeem any shares of capital stock of the Company other than the redemption of the Series F Preferred Stock;

          (v) authorize (i) a sale of any material asset of a value in excess of $1,000,000 of the Company or any subsidiary or subsidiaries of the Company,
     (ii) a sale of any substantial portion of the assets of the Company or any subsidiary or subsidiaries (other than sales of stores owned by the Company or its subsidiaries) or (iii) a recapitalization or reorganization of the Company or any subsidiary or subsidiaries of the Company (other than stock splits, combinations and/or dividends);

          (vi) take any action that results in the Company or any subsidiary or subsidiaries of the Company incurring or assuming more than $1,000,000 of funded indebtedness (other than current borrowings by the Company for funded debt, and a $7,500,000 revolving credit);

          (vii) effect any Change of Control Event as defined therein;

          (viii) effect (i) an acquisition of another corporation or other entity, or a unit or business group of another corporation or entity, by merger or otherwise, or (ii) the purchase of all or substantially all of the capital stock, other equity interests or assets of any other entity or person, except as contemplated in agreements with the holders of the Series F Preferred Stock;

          (ix) increase the number of directors of the Board of Directors of the Company except as contemplated in agreements with the holders of the Series F Preferred Stock;

          (x) effect or allow fundamental change in the nature of the Company's business;

          (xi)   otherwise   materially   affect  the  rights,   privileges  and
     preferences of the holders of the Series F Preferred Stock; or

          (xii) effect any change of the executive officers of the Company.

     Voting Rights. The holders of our Series F Preferred Stock currently have the right to designate up to four (4) members of the Board of Directors and, in the event dividends on the Series F Preferred Stock are in arrears, or that the Series F Preferred Stock is not redeemed in accordance with its terms, the holders of our Series F Preferred Stock will be entitled to designate a majority of the members of the Board of Directors until such default is cured. The holders of the Series F Preferred Stock are parties to an agreement with the Company under which they can designate four (4) directors, which agreement also provides for an additional six (6) directors, three (3)of whom are chosen from management and the other three (3) of whom are chosen as independents by the non-investor directors. The holders of Series F Preferred Stock, except as otherwise required under the laws of Delaware or as set forth in the Certificate of Designation, are not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Company.

     Liquidation Preference. Holders of Series F Preferred Stock shall be entitled to receive, on a pro rata basis, prior and in preference to any shares of capital stock junior to the Series F Preferred Stock, an amount equal to One Thousand ($1,000) Dollars per share of Series F Preferred Stock then outstanding (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accrued or declared, but unpaid, dividends.

     On January 17, 2001 , the Company entered into a Bond Purchase Agreement with Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd. (collectively "Greenlight"), pursuant to which Greenlight formed a limited liability company, Greenlight New World, LLC ("GNW"), and funded same with $10 million which was used for the purchase of Einstein bonds. On June 19, 2001 the Company, GNW and Greenlight entered into a letter agreement, under which Greenlight consented to the pledge by the Company, as manager of GNW, of the Einstein bonds to secure a loan to an unrestricted subsidiary of the Company in the principal amount of $35.0 million under which the Company is required to apply all of the proceeds related to the Einstein bonds to the repayment of such loan. To the extent that there are net proceeds from the Einstein bonds, after payment of such loan in full, the excess shall by payable to GNW. If the excess payment, if any, is less than the original investment by Greenlight, the difference, plus a 15% per annum increment, shall be payable in the Company's Series F Preferred Stock (valued at $1,000 per share) and warrant coverage comparable to that provided to the purchasers of Series F Preffered Stock.

Contingent Preferred Stock

     In connection with the financing of the purchase of the Einstein assets, EnbcDeb Corp., a subsidiary of the Company, issued $35 million aggregate principal amount of Subordinated Senior Notes. Interest on the Subordinated Senior Notes will accrue at the rate of 14% per annum, increasing by 35 basis points per month. Interest on the Subordinated Senior Notes may, at the option of EnbcDeb Corp., be paid in additional Subordinated Senior Notes. The Subordinated Senior Notes will mature on June 15, 2002. The Company will not have any direct obligations under the Subordinated Senior Notes. However, to the extent that the proceeds received by the Company from the Einstein bankruptcy estate for its Einstein debentures are insufficient to repay the Subordinated Senior Notes, the holders of the Subordinated Senior Notes will have the option to require the Company to issue to such holders preferred stock having a redemption value equal to the deficiency. If the amount of such deficiency is less than $5 million, then the preferred stock will be entitled to an annual cash dividend equal to 17% per annum, increasing 100 basis points per month until the preferred stock is redeemed and the Company will be required to issue warrants to purchase 5% of the fully-diluted shares of common stock of the Company. If the amount of such deficiency is greater than or equal to $5 million, then the preferred stock will be entitled to an annual cash dividend equal to 18% per annum, increasing 100 basis points per month until the preferred stock is redeemed and the Company will be required to issue warrants to purchase 10% of the fully-diluted shares of common stock of the Company.

                              OPTIONS AND WARRANTS

     As of August 14, 2001, we had outstanding options to purchase 1,927,729 shares of Common Stock. These options have exercise prices ranging from $.01 to $11.00 per share, and have terms ranging from five to ten years. In addition, as of August 14, 2001, we had outstanding warrants to purchase 56,670,564 shares of Common Stock. These warrants have exercise prices ranging from $.01 to $_____ per share, and have terms ranging from five to ten years.

                                 TRANSFER AGENT

     The transfer agent for the Common Stock is American Stock Transfer & Trust Company. The address and telephone number of the transfer agent are: American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

                                  LEGAL MATTERS

     Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for us by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York.

                                     EXPERTS

     Our financial statements for the years ended December 26, 1999 and December 31, 2000 incorporated in this Prospectus by reference from our Form 10-KSB, as filed with the SEC on April 16, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. In addition, Einstein financial statements for the years ended December 26, 1999 and January 2, 2001 and the Unaudited Pro Forma Combining Financial Information, illustrating the effects of the Einstein Acquisition, incorporated by reference from our Form 8-K, as filed with the SEC on July 3, 2001, are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as directors (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware Law). The Certificate of Incorporation provides further that we shall indemnify to the fullest extent permitted by Delaware Law any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to our Certificate of Incorporation, the Bylaws provide that we shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director except where such director or officer is finally adjudged to have been derelict in the performance of his or her duties as such director or officer.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied on as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer, solicitation or sale made hereunder, shall under any circumstances create an implication that the information herein is correct as of any time subsequent to the date of the Prospectus.


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                                TABLE OF CONTENTS


                                                                      PAGE


AVAILABLE INFORMATION....................................................2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................2
FORWARD-LOOKING STATEMENTS...............................................3
PROSPECTUS SUMMARY.......................................................4
RISK FACTORS.............................................................5
THE COMPANY..............................................................11
REGISTERING STOCKHOLDERS.................................................16
PLAN OF DISTRIBUTION.....................................................17
DESCRIPTION OF CAPITAL STOCK.............................................18
OPTIONS AND WARRANTS.................................................... 21
TRANSFER AGENT...........................................................21
LEGAL MATTERS............................................................21
EXPERTS..................................................................21
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
  FOR SECURITIES ACT LIABILITIES.........................................21


                    NEW WORLD COFFEE - MANHATTAN BAGEL, INC.

                         766,588 Shares of Common Stock
                       offered by Registering Stockholder

                       -----------------------------------
                                   PROSPECTUS
                       ----------------------------------

                                ___________, 2001

     Until ___________, 2001 (40 days from the date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

              ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, payable in connection with the sale of the Common Stock being registered hereby, which shall be borne by the Registrant. Except for the SEC registration fee, all expenses are estimated.

ITEM                                                   AMOUNT*
----                                                   -------

SEC registration fee                              $      184
Printing and engraving expenses                   $    5,000
Legal fees and expenses                           $   10,000
Auditors' accounting fees and expenses            $    2,500
Miscellaneous expenses                            $      316

         TOTAL                                    $   18,000

*        Estimated for filing purposes.

     The   Registering   Stockholders   will  be  responsible  for  all  selling
commissions, transfer taxes and related charges incurred by them in connection with the offer and sale of the Shares offered hereby.

               ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Certificate of Incorporation limits, to the maximum extent permitted by the General Corporation Law of the State of Delaware ("Delaware Law"), the personal liability of directors for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware Law). The Certificate of Incorporation provides further that we shall indemnify to the fullest extent permitted by Delaware Law any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to our Certificate of Incorporation, the Bylaws provide that we shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director except where such director or officer is finally adjudged to have been derelict in the performance of his or her duties as such director or officer.

                    ITEM 16. EXHIBITS

(a)      Exhibits

3.1      Articles of Incorporation (1)
3.1.1    Restated Certificate of Incorporation (8)
3.2      By-Laws (2)
3.3      Amendments to By-Laws (11)
4.1      Specimen Common Stock Certificate of Registrant (2)
4.2      Form of Representatives' Warrant Agreement, including Form of Representatives Warrant (2)
4.3      Certificate of Designation of Series B Preferred Stock (5)
4.4      Certificate of Designation,  Preferences and Rights of Series F Preferred Stock as filed with the Delaware
         Secretary of State on January 18, 2001 (10)
4.4.1    Amended Certificate of Designation, Preferences and Rights of Series F
         Preferred Stock as filed with the Delaware Secretary of State on March
         29, 2001 (11)
4.4.2    Second Amended Certificate of Designation, Preferences and Rights of
         Series F Preferred Stock as filed with the Delaware Secretary of State on June 19, 2001 (13)
5.1      Opinion of Ruskin, Moscou, Evans & Faltischek, P.C.
10.1     1994 Stock Plan (2)
10.2     Investor Rights Agreement (2)
10.3     Directors' Option Plan (2)
10.4     Form of Franchise Agreement (6)
10.5     Form of Store Franchise Sale Agreement (6)
10.6     Manhattan Bagel Company, Inc. - DIP Amended Acquisition Agreement and Exhibits (7)
10.7     Manhattan Bagel Company, Inc. - Debtor in Possession First Amended Joint Plan of Reorganization (7)
10.8     Manhattan Bagel Company, Inc. - Debtor in Possession Confirmation Order (7)
10.9     Employment Agreement with R. Ramin Kamfar (12)
10.10    Employment Agreement with Anthony D. Wedo (14)
10.11    Employment Agreement with William Rianhard (12)
10.12    Employment Agreement with Jerold E. Novack (12)
10.13    Rights  Agreement  between New World  Coffee-Manhattan  Bagel,  Inc. and American Stock  Transfer & Trust Company,
         as Rights Agent, dated as of June 7, 1999 (9)
10.14    Series F Preferred  Stock and Warrant  Purchase  Agreement  dated as of January 18, 2001, by and among the Company,
         Halpern Denny, BET and Brookwood (10)
10.15    Form of Note issuable to Halpern Denny, BET and Brookwood (10)
10.16    Form of Common Stock Purchase Warrant issued to Halpern Denny, BET and Brookwood (10)
10.17    Amended and Restated  Registration  Rights  Agreement  dated as of January 18, 2001, by and among the Company, Halpern
         Denny, BET and Brookwood (10)
10.18    Stockholders Agreement dated as of January 18, 2001, by and among the Company, Halpern Denny, BET and Brookwood (10)
10.19    Exchange Agreement dated as of January 18, 2001, by and among the Company, BET and Brookwood (10)
10.20    Bond Purchase Agreement dated as of January 17, 2001, by and among the Company,  Greenlight Capital,  L.P., Greenlight
         Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd. (10)
10.21    Form of Certificate of Designation, Preferences and Rights of Series E Preferred Stock (10)
10.22    Form of Common Stock Purchase Warrant issued to the Greenlight Entities (10)
10.23    Registration  Rights Agreement dated as of January 17, 2001, by and among the Company,  Greenlight Capital,  L.P.,
         Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd. (10)
10.24    Second  Series F Preferred  Stock and Warrant  Purchase  Agreement  dated as of March 29, 2001, by and between the Company and Halpern Denny (11)
10.25    Form of Common Stock Purchase Warrant issued to Halpern Denny (11)
10.26    Form of Note issuable to Halpern Denny, BET and Brookwood (11)
10.27    Amendment No. 1 to Exchange Agreement dated as of January 18, 2001, by and among the Company, BET and Brookwood (11)
10.28    Amendment No. 1 to Series F Preferred  Stock and Warrant  Purchase  Agreement dated as of January 18, 2001, by and between the Company and Halpern Denny (11)
10.29    Amendment No. 1 to  Stockholders  Agreement  dated as of January 18, 2001, by and among the Company,  Halpern  Denny,  BET and Brookwood (11)
10.30    Amendment  No. 1 to Amended  and  Restated  Registration  Rights  Agreement  dated as of January  18,  2001,  by and among the Company, Halpern Denny, BET and Brookwood (11)
10.31    Series F Preferred Stock Purchase Agreement dated June 7, 2001 by and between the Company and Halpern Denny (13)
10.32    Third Series F Preferred Stock and Warrant Purchase Agreement dated as of June 19, 2001, by and among the
         Company, Halpern
         Denny, Greenlight and Special Situations (13)
10.33    Amendment No. 2 to Registration  Rights Agreement dated as of June 19, 2001, by and among the Company,  Halpern Denny, BET and Brookwood (13)
10.34    Amendment No. 2 to  Stockholders  Agreement  dated June 19, 2001, by and among the Company,  Halpern Denny,  BET and
         Brookwood (13)
10.35    Letter Agreement dated as of June 19, 2001, by and between the Company, BET, Brookwood and Halpern Denny*
10.36    Amendment  No. 1 to First  Series F Preferred  Stock  Purchase  Agreement  dated as of June 19, 2001 by and among the
         Company, Halpern Denny, BET and Brookwood (13)
10.37    Form of Note issuable to Halpern Denny, Greenlight, BET and Brookwood and Special Situations (13)
10.38    Form of Common Stock Purchase Warrant issued to Halpern Denny, Greenlight and Special Situations (13)
10.39    Indenture Agreement dated as of June 19, 2001 by and among the Company, certain subsidiaries of the
         Company, and the United States Trust Company of New York (13)
10.40    Purchase Agreement dated as of June 19, 2001 by and between the Company and Jefferies (13)
10.41    Pledge and Security Agreement dated as of June 19, 2001, by and among the Company,  certain  subsidiaries of the Company, and the United States Trust Company of New York (13)
10.42    Warrant Agreement dated as of June 19, 2001, by and between the Company, Jefferies and U.S. Trust Company of New York (13)
10.43    Registration Rights Agreement dated as of June 19, by and between the Company and Jefferies (13)
10.44    Note Purchase and Security Agreement dated as of June 19, 2001 by and among the Company, New World EnbcDeb Corp. and
         Jefferies dated as of June 19, 2001 (13)
10.45    Form of Note issuable under the Note Purchase and Security Agreement (13)
10.46    Account  Control  Agreement  dated as of June 19, 2001 by and between the Company New World EnbcDeb Corp. and Jefferies dated as of June 19, 2001 (13)
10.47    Asset Purchase  Agreement dated as of June 1, 2001 by and between  Einstein  Acquisition  Corp. and Greenlight New World,
         LLC (as buyers) and ENBC and ENBP, LP (as sellers) (13)
10.48    Transition Services Agreement dated as of June 19, 2001 by and between Einstein Acquisition Corp. and ENBC and
         ENBP, LP (13)
10.49    Order of the United States Bankruptcy Court for the District of Arizona dated June 1, 2001 approving Asset Purchase
         Agreement (13)
21.1     List of Subsidiaries *
23.1     Consent of Arthur Andersen LLP *
--------

*        To be filed by amendment.

(1) Incorporated by reference to Exhibit 3.2 from Registrant's registration statement on Form SB-2 (33-95764).

(2)      Incorporated by reference from Registrant's registration statement on Form SB-2 (33-95764.

(3)      Incorporated by reference Registrant's Current Report on Form 8-K dated July 12, 1996.

(4)      Incorporated by reference from Registrant's Current Report on Form 8-K dated
         November 12, 1996.

(5) Incorporated by reference from Registrant's Report on Form 10-KSB, for the Fiscal Year Ended December 29, 1996.

(6)      Incorporated by reference from Registrant's Report on Form 10-KSB, for the Fiscal Year Ended
         December 28, 1997.

(7)      Incorporated by reference from Registrant's Current Report on Form 8-K dated November 24, 1998.

(8)      Incorporated by reference from Registrant's Current Report on Form 8-K dated September 7, 1999.

(9)      Incorporated by reference from Registrant's Current Report on Form 8-K dated October 13, 1999.

(10)     Incorporated by reference from Registrant's Current Report on Form 8-K dated January 17, 2001.

(11)     Incorporated by reference from Registrant's Current Report on Form 8-K dated March 29, 2001.

(12)     Incorporated by reference from Registrant's Report on Form 10-KSB for the year ended December 31, 2000

(13)     Incorporated by reference from Registrant's Current Report on Form 8-K dated June 19, 2001.

(14)     Incorporated by reference from Registrant's Current Report on Form 10-Q for July 3, 2001.



                             ITEM 17. UNDERTAKINGS.

     (a) We hereby undertake:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

          (iii) To include any additional or changed material information on the plan of distribution; provided, however, that paragraph 1(i) and 1(ii) do not apply if the information required in a post-effective amendment is contained in a periodic report filed by us pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated by reference in this registration statement.

     2. That, for the purpose of determining liability under the Securities Act, it shall treat each post-effective amendment as a new registration statement of the securities offered, and treat the offering of the securities at that time as an initial bona fide offering.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the provisions described in Item 15, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 22nd day of August, 2001.

                                            NEW WORLD COFFEE - MANHATTAN
                                            BAGEL, INC.


                                         By: /s/ R. Ramin Kamfar
                                            --------------------
                                            R. Ramin Kamfar
                                            Chairman of the Board and Director

                                         By: /s/ Jerold E. Novack
                                             --------------------
                                             Jerold E. Novack
                                             Chief Financial Officer

     In accordance with the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. By their signatures set forth below, each person hereby designates R. Ramin Kamfar and Jerold E. Novack, acting separately, as their attorney in fact to execute any amendment and post-effective amendment to this Registration Statement.


By:        /s/ R. Ramin Kamfar                           Date: August 22, 2001
           ------------------------------------
           R. Ramin Kamfar, Director

By:        /s/ Keith Barket                              Date: August 22, 2001
           ------------------------------------
           Keith Barket, Director

By:                                                      Date: August __, 2001
           ------------------------------------
           Karen Hogan, Director

By:                                                      Date: August __, 2001
           ------------------------------------
           Leonard Tannenbaum, Director

By:        /s/ Edward McCabe                             Date: August 22, 2001
           ------------------------------------
           Edward McCabe, Director

By:                                                      Date: August 22, 2001
           ------------------------------------
           Eve Trkla, Director

By:        /s/ William Nimmo                             Date: August 22, 2001
           ------------------------------------
           William Nimmo, Director

By:        /s/ Anthony Wedo                              Date: August 22, 2001
           ------------------------------------
           Anthony Wedo, Director